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Direct Dial: (503) 419-3002

May 6, 2010

Karl Hiller
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SHOSHONE SILVER MINING COMPANY
Form 10-K for FYE September 30, 2009
Filed: January 12, 2010
File No.: 000-31184
Form 10-Q for Period Ending December 31, 2009
Filed: February 12, 2010
File No.:000-31184

Dear Mr. Hiller:

     We represent Shoshone Silver Mining Company (the “Company”) and have received a copy of your letter to Melanie Farrand dated April 1, 2010, containing six numbered comments with respect to the Company’s above referenced filings (the “Comments”).

     Our client’s responses to the Comments related to Form 10-K for Fiscal Year Ended September 30, 2009, are as follows:

     1. The Company’s auditors will amend their report to correct all period references and the report will be filed with the amended Form 10-K/A when the staff has cleared the responses to the remaining Comments.

     2. The Company agrees with your comment that the classification on the cash flow statement of certain advances and notes receivables was incorrect. The Company will correct this on all future reports.

     3. The Company agrees with your comment that it should change the caption related to the sale of the mining claim on the statement of cash flows as follows:

         a) From: Note receivable (net of discount) in connection with sale of lode claim.

Karl Hiller
U.S. Securities and Exchange Commission
May 6, 2010
Page 2

         b) To: Note receivable (net of discount) in connection with sale of Mexican mining concession.

     The Company will correct this on all future filings.

     4. The Company concluded that it was not required to file financial statements of Kimberly Gold Mines, Inc. (“Kimberly”) because the Company determined it was not acquiring the business of Kimberly but, rather, just certain assets of Kimberly. These assets consisted of mining claims and the physical plant associated with the claims. None of the property was currently operating and had fallen into disrepair. The Company made this determination based on the following:

         a) Kimberly was a non-operational company that essentially just held title to certain claims that Shoshone desired to own.

         b) The Company desired primarily to acquire the mining claims that Kimberly held and to a lesser extent, the Company also desired to acquire certain equipment and a mill building (discussed in item c below).

         c) The only physical building acquired was the Rescue Mine Mill Building which was not operational and in need of major refurbishment.

         d) None of Kimberly’s employees were subsequently hired by Shoshone with the exception of Don Rolfe who served as the President of Kimberly. Don was hired five months after the purchase of Kimberly’s assets when it became clear that his general experience was valuable and could be utilized by the Company.

         e) None of Kimberly’s Board of Directors serve or has served on the Board of Directors of Shoshone with the exception of Mr. Rolfe who served as the President of Kimberly.

         f) The Company did not incorporate Kimberly’s market distribution system, customer base or production techniques.

     The Company did acquire certain liabilities associated with Kimberly as part of the mandated purchase transaction. These liabilities represented the debt associated with the assets of Kimberly and they were paid to provide free and clear title to those assets. These debts were not associated with the operating plans for the Kimberly assets in the hands of Shoshone for the future. The corporate identity which was Kimberly was left in the hands of the Kimberly shareholders and was subsequently dissolved.

     Our client’s responses to the Comments related to Form 10-Q for three month period ended December 31, 2009, are as follows:

Karl Hiller
U.S. Securities and Exchange Commission
May 6, 2010
Page 3

     5. The Company acknowledges there is an inconsistency in Item 4 – Controls and Procedures in the Company’s 10-Q for the period ended December 31, 2009.

         a) In the section titled “Changes in Internal Control Over Financial Reporting,” the Company intended to state that there were no changes to internal control “with the exception of implementing additional review procedures over the financial reporting function to remediate deficiencies in our internal control.”

     The Company will defer to the SEC’s judgment regarding whether this discrepancy warrants an amendment to the Form 10-Q.

     The paragraph in question would be drafted as follows:

     As of the end of the period covered by this report, there have been no changes in internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2009, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting with the exception of implementing additional review procedures over the financial reporting function to remediate deficiencies in our internal control.

     6. The Company has eliminated from the website all reference to the terms, “measured, indicated and inferred resources”. The Company will not use these terms going forward. If we have any further nonconforming references we will include the cautionary language provided in your comment.

     Please contact me if you have any questions or comments.

Very truly yours,

WHITE & LEE LLP

/s/ William H. Caffee
WILLIAM H. CAFFEE

cc:	Shoshone Silver Mining Company Mr. Craig H. Arakawa